Exhibit 99.1

Actions Semiconductor Reports Second Quarter 2014 Results

ZHUHAI, China, August 15, 2014 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the second quarter ended June 30, 2014.

All financial results are reported on a U.S. GAAP basis.

Revenue for the second quarter of 2014 was $12.0 million, as compared to revenue of $11.3 million for the first quarter of 2014, and $18.5 million for the second quarter of 2013.

Net loss attributable to Actions Semiconductor's shareholders for the second quarter of 2014 was $3.5 million or $0.050 per basic and diluted American Depositary Share ("ADS"). This compares to net loss attributable to Actions Semiconductor's shareholders of $5.5 million or $0.080 per basic and diluted ADS, for the first quarter of 2014, and net income attributable to Actions Semiconductor’s shareholders of $0.7 million or $0.010 per basic and diluted ADS, for the second quarter of 2013.

Actions Semiconductor reported gross margin of 18.4% for the second quarter of 2014, compared to gross margin of 23.1% for the first quarter of 2014, and 32.2% for the second quarter of 2013. The Company ended the second quarter with $189.5 million in cash and cash equivalents, together with time deposits, trading securities and marketable securities, current and non-current.

Since the share repurchase program commenced in 2007, the Company has invested approximately $53.0 million in repurchasing its shares. As of June 30, 2014, approximately 23.3 million ADSs were repurchased.

“Our second quarter performance reflects unfavorable dynamics in the worldwide tablet market. Overall growth in the tablet market has slowed much more quickly than anticipated and competition has become fiercer, with formidable players rapidly carving market shares in the white box tablet market and putting downward pressure on selling prices. The combination of soft sales and an inventory write-down which reduced gross margin by over 7% contributed to our loss for the quarter,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor.

“We expect shipments to improve in the second half of the year, although conditions in the tablet market will remain difficult. We are now anticipating revenue in the second half of 2014 to be slightly below year ago levels with continued pressure on margin. Looking ahead, our recent investments in research and development put us in a strong position to take advantage of the industry-wide transition from 32-bit to 64-bit architecture at an early stage. We expect our future product enabled by 28nm process technology and 64-bit CPU for tablets and high-end OTT set-top boxes, along with our upcoming RF and audio processing integrated single chip SoC for Bluetooth boomboxes, will be key revenue drivers in the year ahead. We also plan to tailor our new 64-bit product for use in chrome books, an area which we believe holds additional growth potential. ”

“We are in the process of reorganizing our corporate structure, which will put us in a better position to monetize the vast intellectual property portfolio we have developed over the years, including entering into additional licensing contracts and joint venture agreements, provide greater clarity among our legal entities and give us an edge in the constant battle for engineering and management talent in China,” Dr. Zhou concluded.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

Based on current market trends, the Company expects revenue in the third quarter of 2014 to be in the range of $13.0 to $15.0 million. The Company expects shipments to improve in the second half of 2014, although persistent, fierce competition in the tablet market will cause revenue in the second half of the year to be slightly below year ago levels.

Conference Call Details

Actions Semiconductor's second quarter of fiscal year 2014 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time, on Friday, August 15, 2014. To participate in the live call, analysts and investors should dial 1- 888-329-8893 (within U.S.) or 1-719-325-2362 (outside U.S.) at least ten minutes prior to the call. The conference ID number is 3075520. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at www.actions-semi.com. An audio replay of the call will be available to investors through August 25, 2014 by dialing 1-888-203-1112 (within U.S.) or 1-719-457-0820 (outside U.S.) and entering access code 3075520.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the outlook for its new product enabled by 28nm process technology and 64-bit CPU for tablets and high-end OTT set-top boxes and new RF and audio processing integrated single chip SoC for Bluetooth boomboxes, growth potential for chrome book applications, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, the benefits to be achieved from its corporate restructuring and Actions Semiconductor's future expectations with respect to revenue. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:

Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

	At June 30,	At March 31,	At December 31,
	2014	2014	2013
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	60,888	40,596	53,263
Time deposit	327	322	327
Restricted deposits	32,463	37,823	27,181
Marketable securities	79,664	124,509	126,607
Trading securities	74	73	74
Accounts receivable, net of allowance for doubtful accounts of $185, $23 and nil as of June 30, 2014, March 31, 2014 and December 31, 2013, respectively	5,196	6,784	5,782
Amount due from a related party	737	725	1,301
Amount due from an equity method investee	43	42	38
Inventories, net of inventory written-down of $2,845, $1,965 and $1,558 as of June 30, 2014, March 31, 2014 and December 31, 2013, respectively	27,216	25,308	20,278
Prepaid expenses and other current assets	3,831	3,466	3,972
Income tax recoverable	85	46	67
Dividend receivable	425	-	-
Deferred tax assets	809	578	416
Total current assets	211,758	240,272	239,306

Investments in equity method investees	26,992	17,779	17,843
Other investments	15,625	15,627	15,648
Marketable securities	16,067	16,099	17,139
Rental deposits	61	70	61
Property, plant and equipment, net	30,886	31,142	31,896
Land use right	1,530	1,542	1,588
Acquired intangible assets, net	19,115	10,862	12,218
Deposit paid for acquisition of intangible assets	489	380	145
Deferred tax assets	89	93	99
TOTAL ASSETS	322,612	333,866	335,943

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	7,267	9,992	6,016
Accrued expenses and other current liabilities	9,521	5,024	6,127
Short-term bank loans	34,500	40,500	35,500
Other liabilities	1,698	1,331	1,362
Income tax payable	49	49	49
Deferred tax liabilities	339	417	343
Total current liabilities	53,374	57,313	49,397

Other liabilities	-	370	412
Deferred tax liabilities	988	3,493	3,589
Total liabilities	54,362	61,176	53,398
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	17,957	18,584	18,882
Accumulated other comprehensive income	36,327	36,672	40,734
Retained earnings	213,997	217,464	222,959
Total Actions Semiconductor Co., Ltd. shareholders' equity	268,282	272,721	282,576
Non-controlling interest	(32)	(31)	(31)
Total equity	268,250	272,690	282,545
TOTAL LIABILITIES AND EQUITY	322,612	333,866	335,943

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	10,317	16,923	19,883	32,692
Semiconductor product testing services	27	35	54	52
	10,344	16,958	19,937	32,744
Related-parties:
System-on-a-chip products	1,631	1,559	3,350	2,188
Total revenues	11,975	18,517	23,287	34,932
Cost of revenues:
Third-parties:
System-on-a-chip products	(8,411)	(11,446)	(15,862)	(21,509)
Semiconductor product testing services	(9)	(13)	(27)	(18)
	(8,420)	(11,459)	(15,889)	(21,527)
Related-parties:
System-on-a-chip products	(1,356)	(1,090)	(2,583)	(1,489)
Total cost of revenues	(9,776)	(12,549)	(18,472)	(23,016)
Gross profit	2,199	5,968	4,815	11,916
Other operating income	150	78	629	152
Operating expenses:
Research and development	(6,614)	(7,340)	(13,390)	(13,362)
General and administrative	(2,787)	(2,107)	(4,824)	(4,084)
Selling and marketing	(634)	(501)	(1,018)	(996)
Total operating expenses	(10,035)	(9,948)	(19,232)	(18,442)
Loss from operations	(7,686)	(3,902)	(13,788)	(6,374)
Other income (expenses)	7	1,150	(2,497)	1,370
Dividend income from an other investment	423	493	423	493
Interest income	2,803	2,993	5,883	6,191
Interest expense	(159)	(124)	(296)	(224)
(Loss) income before income taxes, equity in net	(4,612)	610	(10,275)	1,456
income (loss) of equity method investees
and non-controlling interest
Income tax credit (expense)	941	255	1,106	(98)
Equity in net income (loss) of equity method investees	204	(186)	207	(259)
Net (loss) income	(3,467)	679	(8,962)	1,099
Add: Net loss attributable to non-controlling interest	-	-	-	1
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	(3,467)	679	(8,962)	1,100

Net (loss) income attributable to Actions Semiconductor Co., Ltd.
Basic (per share)	(0.008)	0.002	(0.022)	0.003
Diluted (per share)	(0.008)	0.002	(0.022)	0.003

Basic (per ADS)	(0.050)	0.010	(0.130)	0.016
Diluted (per ADS)	(0.050)	0.010	(0.130)	0.016

Weighted-average shares used in computation:
Basic	413,599,856	412,242,251	412,556,305	411,185,535
Diluted	413,599,856	427,401,804	412,556,305	424,606,224

Weighted-average ADS used in computation :
Basic	68,933,309	68,707,042	68,759,384	68,530,923
Diluted	68,933,309	71,233,634	68,759,384	70,767,704

Note: Share-based compensation recorded in each
expense classification above is as follows:
Research and development	3	41	7	205
General and administrative	2	16	4	69
Selling and marketing	-	3	-	11
Cost of revenues	-	15	-	15

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,
	2014	2014	2013
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net (loss) income	(3,467)	(8,962)	1,099
Adjustments to reconcile net (loss) income to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	502	1,005	1,055
Allowance for doubtful accounts receivable	185	185	-
Amortization of land use right	9	18	18
Amortization of acquired intangible assets	1,223	2,361	1,709
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	-	-	(59)
Write down of inventories	1,287	1,287	583
(Gain) loss on disposal of property, plant and equipment	-	(3)	11
Loss on disposal of intangible assets	415	415	-
Share of net (gain) loss of equity method investees	(204)	(207)	259
Share-based compensation	5	11	300
Deferred taxes	(2,810)	(2,989)	78
Dividend income from an other investment	(423)	(423)	(493)
Changes in operating assets and liabilities:
Accounts receivable	1,398	352	41
Amount due from a related party	(12)	564	(559)
Amount due from an equity method investee	(1)	(5)	24
Inventories	(3,242)	(8,710)	(16,138)
Prepaid expenses and other current assets	(371)	44	3,377
Income tax recoverable	(39)	(20)	(82)
Accounts payable	(2,715)	1,343	10,780
Accrued expenses and other current liabilities	(148)	(1,380)	(3,350)
Income tax payable	-	-	103
Rental deposit received (paid)	9	(2)	(9)
Net cash used in operating activities	(8,399)	(15,116)	(1,253)

Investing activities:
Investment in an equity method investee	(9,016)	(9,016)	(3,712)
Proceeds from redemption of marketable securities	53,890	95,322	80,513
Purchase of marketable securities	(9,110)	(48,394)	(27,004)
Proceeds from disposal of property, plant and equipment	1	19	-
Purchase of property, plant and equipment	(300)	(783)	(149)
Purchase of intangible assets	(5,259)	(5,279)	(498)
Decrease (increase) in restricted deposits	5,301	(5,720)	(5,296)
Deposit paid for acquisition of intangible assets	(109)	(349)	-
Proceeds from disposal of intangible assets	-	24	-
Net cash provided by investing activities	35,398	25,824	43,854

Financing activities:
Advance subsidy from local authorities of Zhuhai, the PRC	-	-	290
Proceeds from exercise of share option and restricted stock unit	896	1,653	2,207
Repurchase of ordinary shares	(1,528)	(2,589)	(2,182)
Raise of short-term bank loans	-	10,000	-
Repayment of short-term bank loans	(6,000)	(11,000)	-
Net cash (used in) provided by financing activities	(6,632)	(1,936)	315

Net increase in cash and cash equivalents	20,367	8,772	42,916

Cash and cash equivalents at the beginning of the period	40,596	53,263	71,336

Effect of exchange rate changes on cash	(75)	(1,147)	995
Cash and cash equivalents at the end of the period	60,888	60,888	115,247